

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2017

Tassos Gianakakos
President and Chief Executive Officer
MyoKardia, Inc.
333 Allerton Ave.
South San Francisco, CA 94080

      Re: MyoKardia, Inc.
          Registration Statement on Form S-3
          Filed July 10, 2017
          File No. 333-219220

Dear Mr. Gianakakos:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Dorrie Yale at 202-551-8776 with any questions.

                            Division of Corporation Finance
                            Office of Healthcare & Insurance

cc: Maggie L. Wong